40-33

811-06463
Branch 18
(AIM Int'l Funds)
MUTUAL

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 16, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), AIM Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-121604SEC(2).doc
121604 (2) vtt

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of **Plaintiffs' Initial Disclosure Pursuant to FED. R. CIV. P. 26(a)(1)** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.* and *Fernando Papia, et al. v. A I M Advisors, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund

AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU,	)	No.: 04-CV-2555
Plaintiffs,	)	Assigned: Hon. John D. Rainey
v.	)	
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFFS' INITIAL DISCLOSURE PURSUANT TO FED. R. CIV. P. 26(a)(1)

Plaintiffs Delores Berdat, Marvin Hunt, Madeline Hunt, Randal C. Brever and Rhonda LeCuru ("Plaintiffs") hereby disclose the following pursuant to Fed. R. Civ. P. 26(a)(1). By way of background, on February 28, 1997, INVESCO and AIM merged and became wholly owned subsidiaries of AMVESCAP PLC. Overtime, INVESCO Funds began to be distributed by AIM Investments. As of September 30, 2004, AIM Investments announced the final steps to "create a unified distribution platform for AIM and INVESCO U.S. retail products, creating a single U.S. brand under AIM Investments."[1]

A. INDIVIDUALS OR ORGANIZATIONS LIKELY TO HAVE DISCOVERABLE INFORMATION RELEVANT TO DISPUTED FACTS ALLEGED IN THE PLEADINGS:

DELORES BERDAT
13646 Pebble Drive
Largo, FL 33774

[1] http://www.aiminvestments.com/navigation/gateway/0,,1018_,00.html?CGI_PATH=/pdf/IFG_talking_points_093004.pdf. *See, e.g.*, www.invesco.com, www.AIMinvestments.com, and www.amvescap.com.

Ms. Berdat, a plaintiff in this action, is a shareholder of the INVESCO Small Company Growth Fund. She has information regarding her status as a shareholder of this fund.

MARVIN HUNT
P.O. Box 37
Avon Park, FL 33826

Mr. Hunt, a plaintiff in this action, is a shareholder of the INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO Technology Fund, INVESCO Growth Fund and the INVESCO Core Equity Fund. He has information regarding his status as a shareholder of these funds.

MADELINE HUNT
P.O. Box 37
Avon Park, FL 33826

Mrs. Hunt, a plaintiff in this action, is a shareholder of the INVESCO Financial Services Fund, INVESCO Health Sciences Fund, INVESCO Technology Fund, INVESCO Growth Fund and the INVESCO Core Equity Fund. She has information regarding her status as a shareholder of these funds.

RANDAL C. BREVER
2909 Pemberton Creek Drive
Seffner, FL 33584

Mr. Brever, a plaintiff in this action, is a shareholder of the INVESCO S&P 500 Index Fund, INVESCO Core Equity Fund and INVESCO Technology Fund. He has information regarding his status as a shareholder of these funds.

RHONDA LECURU
1609 Bald Hill Rd.
Jefferson City, MO 65101

Ms. Lecuru, a plaintiff in this action, is a shareholder of the INVESCO Dynamics Fund. She has information regarding her status as a shareholder of this fund.

BOB R. BAKER
37 Castle Pines Dr. N.
Castle Rock, CO 80104

Mr. Baker is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

JAMES T. BUNCH

3600 Republic Plaza
370 Seventeenth Street
Denver, CO 80202

Mr. Bunch is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

GERALD J. LEWIS
701 "B" Street
Suite 2100
San Diego, CA 92101

Mr. Lewis is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

LARRY SOLL
2358 Sunshine Canyon Drive
Boulder, CO 80302

Mr. Soll is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

FRANK S. BAYLEY
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Bayley is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

Bruce L. Crockett
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Crockett is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

ALBERT R. DOWDEN
11 Greenway Plaza
Suite 100

Houston, TX 77046

Mr. Dowden is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

EDWARD K. DUNN, JR.
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Dunn is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

JACK M. FIELDS
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Fields is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

CARL FRISCHLING
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Frisching is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

PREMA MATHAI-DAVIS
11 Greenway Plaza
Suite 100
Houston, TX 77046

Ms. Mathai-Davis is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. She is believed to have knowledge of the affairs, actions and operations of said entities.

LEWIS F. PENNOCK
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Pennock is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

RUTH H. QUIGLEY
11 Greenway Plaza
Suite 100
Houston TX 77046

Ms. Quigley is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. She is believed to have knowledge of the affairs, actions and operations of said entities.

LOUIS S. SKLAR
11 Greenway Plaza
Suite 100
Houston TX 77046

Mr. Sklar is a Trustee of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

ROBERT H. GRAHAM
11 Greenway Plaza
Suite 100
Houston TX 77046

Mr. Graham is a Trustee, Chairman and President of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is also the Director, Chairman and President of AIM Advisors, Inc. and AIM Distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

MARK H. WILLIAMSON
4350 South Monaco Street
Denver, CO 80237

Mr. Williamson is a Trustee and an Executive Vice President of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is also President and Chief Executive Officer of INVESCO Funds Group, Inc. and INVESCO Distributors, Inc. and Director, Chairman and President of AIM Advisors, Inc. and AIM Distributors. He is believed to have knowledge of the affairs, actions and operations of said entities.

RAYMOND R. CUNNINGHAM
11 Greenway Plaza
Suite 100

Houston, TX 77046

Mr. Cunningham is an Executive Vice President of AIM Stock Funds and AIM Combination Stock & Bond Funds. He is also President and Chief Executive Officer of INVESCO Funds Group, Inc.; Chairman of the Board, President and Chief Executive Officer of INVEESCO Distributors, Inc.; and a Senior Vice President of AIM Advisors, Inc. and AIM Distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

KEVIN M. CAROME
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Carome is a Senior Vice President and Secretary of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is also a Director, Senior Vice President, Secretary and General Counsel of AIM Advisors, Inc. and AIM Distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

RONALD L. GROOMS
4350 South Monaco Street
Denver, CO 80237

Mr. Grooms is a Vice President and Assistant Treasurer of AIM Stock Funds and AIM Combination Stock & Bond Funds. He is also a Senior Vice President and Treasurer of INVESCO Funds Group and a Senior Vice President and Treasurer of INVESCO Distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

GARY T. CRUM
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Crum is a Senior Vice President of AIM Stock Funds and AIM Combination Stock & Bond Funds. He is also a Director and Senior Vice President of AIM Advisors, Inc. and AIM distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

DANA R. SUTTON
11 Greenway Plaza
Suite 100
Houston, TX 77046

Dana Sutton is a Vice President and Treasurer of AIM Stock Funds and AIM Combination Stock & Bond Funds. Dana Sutton is also a Vice President and Fund Treasurer of AIM Advisors, Inc. Dana Sutton is believed to have knowledge of the affairs, actions and operations of said entities.

STUART W. COCO
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Coco is a Vice President of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

MELVILLE B. COX
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Cox is a Vice President of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is also a Vice President of AIM Advisors. He is believed to have knowledge of the affairs, actions and operations of said entities.

EDGAR M. LARSEN
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Larsen is a Vice President of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

KAREN DUNN KELLEY
11 Greenway Plaza
Suite 100
Houston, TX 77046

Ms. Kelley is a Vice President of AIM Stock Funds, AIM Combination Stock & Bond Funds and AIM Sector Funds. She is also a Vice President of AIM Advisors, Inc. She is believed to have knowledge of the affairs, actions and operations of said entities.

Sidney M. Dilgren
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Dilgren is a Vice President and Treasurer of AIM Sector Funds. He is also a Vice President and Fund Treasurer of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

ROBERT G. ALLEY
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Alley is a Vice President of AIM Sector Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

Joseph W. Skornicka
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Skornicka is a portfolio manager of the INVESCO Financial Services Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

Thomas R. Wald
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Wald is a portfolio manager of the INVESCO Health Sciences Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

William R. Keithler
11 Greenway Plaza
Suite 100
Houston TX 77046

Mr. Keithler is a portfolio manager of the INVESCO Technology Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

John Ferreby
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Ferreby is a portfolio manager of the INVESCO Core Equity Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

Stacie L. Cowell

Justin Campbell, Esq.
Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 29402
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

11 Greenway Plaza
Suite 100
Houston, TX 77046

Ms. Cowell is a portfolio manager of the INVESCO Small Company Growth Fund. She is believed to have knowledge of the affairs, actions and operations of said fund.

Jeremy Lefkowitz
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Lefkowitz is a portfolio manager of the INVESCO S&P 500 Index Found. He is believed to have knowledge of the affairs, actions and operations of said fund.

Paul J. Rasplicka
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Rasplicka is a portfolio manager of the INVESCO Dynamics Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(A).

B. DOCUMENTS, DATA COMPILATIONS AND TANGIBLE THINGS THAT THE PLAINTIFFS MIGHT USE TO SUPPORT THEIR CLAIMS:

1. Prospectuses and other materials produced by Defendants and made available to the public and/or shareholders of the funds advised, managed, distributed, and or underwritten by Defendants.

2. Reports, statements, and other documents filed with the Securities Exchange Commission and available online through Edgar Online, Inc., 50 Washington St., 9th Floor, Norwalk, CT 06854.

3. Documents containing data and information available from Lipper, Inc. (877) 955–4773.

4. Documents containing data and information available from Morningstar, Inc., 225 W. Wacker Drive, Chicago, IL 60606.

5. Documents containing data and information available through websites maintained by or affiliated with Defendants.

6. All materials referenced in Plaintiffs' First Amended Complaint.

7. Plaintiffs' INVESCO shareholder account statements.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(B).

C. COMPUTATION OF CATEGORIES OF DAMAGES:

1. Plaintiffs seek as damages for Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, all fees paid to Defendants by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case. The data necessary for the computations of these damages is in the custody, possession, or control of Defendants.

2. Plaintiffs seek as damages interest on all monies recovered, disbursements, costs and attorneys' fees associated with their claims against Defendants. The data necessary for the computation of the damages is not yet available.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(C).

D. INSURANCE POLICIES:

For inspection and copying as under Rule 34 any insurance agreement under which any person carrying on an insurance business may be liable to satisfy part or all of a judgment which may be entered in the action or to indemnify or reimburse for payments made to satisfy the judgment:

Plaintiffs do not have custody, possession, or control of any such agreements.

Dated: December 10, 2004

Respectfully submitted:

KELLER ROHRBACK L.L.P.

By: [signature]

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Justin Campbell, Esq.
Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 29402
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER, and RHONDA LECURU, Plaintiffs,	)	No.: 04-CV-2555
v.	)	Judge John D. Rainey
INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	

CERTIFICATE OF SERVICE

I hereby certify that on December 10, 2004, true and correct copies of the following documents were served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

- Plaintiffs' Initial Disclosure Pursuant to Fed. R. Civ. P. 26(a)(1)
- Certificate of Service

VIA E-Mail and VIA U.S. Mail

Stephen D. Susman
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, TX 77002-5096

Fax: (713) 654-6670

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165
Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid
Fax: (212) 868-1229

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036
Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.
Fax: (212) 575-6560

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730
Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.
Fax: (713) 224-6410

Joseph W. Hatchett
jhatchett@akerman.com
Margaret D. Mathews
Mmathews@akerman.com
AKERMAN SENTERFITT
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602

Dated this 10th day of December, 2004.

KELLER ROHRBACK L.L.P.

By: [signature]

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
State Bar No. 09120700
Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY,	)	No.: 04-CV-2583
Plaintiffs,	)	Assigned: Hon. Nancy Atlas
v.	)	
AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFFS' INITIAL DISCLOSURE PURSUANT TO FED. R. CIV. P. 26(a)(1)

Plaintiffs Ferdinando Papia, Fred Duncan, Grace Giamanco, Jeffrey S. Thomas, Courtney King, Kathleen Blair, Henry Berdat, Ruth Moccia, Murray Beasley and Frances J. Beasley ("Plaintiffs") hereby disclose the following pursuant to Fed. R. Civ. P. 26(a)(1):

A. INDIVIDUALS OR ORGANIZATIONS LIKELY TO HAVE DISCOVERABLE INFORMATION RELEVANT TO DISPUTED FACTS ALLEGED IN THE PLEADINGS:

FERDINANDO PAPIA
1504 S. Trask Street
Tampa, FL 33629-5533

Mr. Papia, a plaintiff in this action, is a shareholder of the AIM Opportunities II Fund. He has information regarding his status as a shareholder of this fund.

FRED DUNCAN
4121 89TH Avenue North.
Pinellas Park, FL 33782

Mr. Duncan, a plaintiff in this action, is a shareholder of the AIM Constellation Fund. He has information regarding his status as a shareholder of this fund.

GRACE GIAMANCO
4121 89TH Avenue North.
Pinellas Park, FL 33782

Ms. Giamanco, a plaintiff in this action, is a shareholder of the AIM Constellation Fund. She has information regarding her status as a shareholder of this fund.

JEFFREY S. THOMAS
3216 39th St., S., Unit C
St. Petersburg, FL 33711

Mr. Thomas, a plaintiff in this action, is a shareholder of the AIM Dent Demographic Trends Fund. He has information regarding his status as a shareholder of this fund.

COURTNEY KING
2115 Poinciana Drive
Clearwater, FL 33760-1918

Ms. King, a plaintiff in this action, is a shareholder of the AIM Charter Fund Trends Fund. She has information regarding her status as a shareholder of this fund.

KATHLEEN BLAIR
P.O. Box 2428
Pensacola, FL 32513

Ms. Blair, a plaintiff in this action, is a shareholder of the AIM Basic Value Fund and the Aim Diversified Dividend Fund. She has information regarding her status as a shareholder of these funds.

HENRY BERDAT
13646 Pebble Drive
Largo, FL 33774

Mr. Berdat, a plaintiff in this action, is a shareholder of the AIM Opportunity II Fund and the AIM Blue Chip Fund. He has information regarding his status as a shareholder of these funds.

RUTH MOCCIA
608 S. Greenwood Avenue
Columbia, MO 65203

Ms. Moccia, a plaintiff in this action, is a shareholder of the AIM Charter Fund, the AIM Global Aggressive Fund and the AIM Global Growth Fund. She has information regarding her status as a shareholder of these funds.

MURRAY BEASLEY
9706 Pine Lake Trail
St. Petersburg, FL 33708

Mr. Beasley, a plaintiff in this action, is a shareholder of the AIM Real Estate Fund. He has information regarding his status as a shareholder of this fund.

FRANCES J. BEASLEY
9706 Pine Lake Trail
St. Petersburg, FL 33708

Mrs. Beasley, plaintiff in this action, is a shareholder of the AIM Real Estate Fund. She has information regarding her status as a shareholder of this fund

BRANT H. DEMUTH
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. DeMuth is a Senior Portfolio Manager of the AIM Opportunities II Fund. He is believed to have knowledge of the affairs, actions and operations of said Fund.

ROBERT C. LESLIE
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Leslie is a Senior Portfolio Manager of the AIM Opportunities II Fund. He is believed to have knowledge of the affairs, actions and operations of said Fund.

CHARLES D. SCAVONE
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Scavone is a Senior Portfolio Manager of the AIM Opportunities II Fund. He is believed to have knowledge of the affairs, actions and operations of said Fund.

ROBERT H. GRAHAM
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Graham is a Trustee, Chairman and President of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

MARK H. WILLIAMSON
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Williamson is a Trustee and Executive Vice President of AIM Special Opportunities Funds, AIM Growth Series, AIM Investment Securities Funds, AIM International Mutual Funds and AIM Equity Funds. He is also the Director, Chairman and President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

BOB R. BAKER
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Baker is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

FRANK S. BAYLEY
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Bayley is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

JAMES T. BUNCH
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Bunch is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

BRUCE L. CROCKETT
11 Greenway Plaza
Suite 100
Houston, TX 77046

Mr. Crockett is a Trustee of AIM Special Opportunities Funds, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Growth Series. He is believed to have knowledge of the affairs, actions and operations of said entities.

ALBERT R. DOWDEN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dowden is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

EDWARD K. DUNN, JR.
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dunn is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

JACK M. FIELDS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Fields is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

CARL FRISCHLING
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Frischling is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

GERALD J. LEWIS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Lewis is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

PREMA MATHAI-DAVIS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Mathai-Davis is a Trustee of AIM Special Opportunities Funds, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Growth Series. She is believed to have knowledge of the affairs, actions and operations of said entity.

RUTH QUIGLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Quigley is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. She is believed to have knowledge of the affairs, actions and operations of said entities.

LOUIS S. SKLAR
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sklar is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

LARRY SOLL
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Soll is a Trustee of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is believed to have knowledge of the affairs, actions and operations of said entities.

KEVIN M. CAROME
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Carome is a Senior Vice President and Chief Legal officer of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

STUART W. COCO
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Coco is a Vice President of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

ROBERT G. ALLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Alley is a Vice President of Aim International Mutual Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

SIDNEY M. DILGREN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dilgren is a Vice President and Treasurer of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President and Fund Treasurer of AIM Advisors, Inc. and a Vice President of AIM Distributors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

EDGAR M. LARSEN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Larsen is a Vice President of AIM Special Opportunities Funds, AIM Growth Series, AIM International Mutual Funds, AIM Investment Securities Funds and AIM Equity Funds. He is also a Vice President of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

LEWIS F. PENNOCK
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Pennock is Trustee of AIM Equity Funds, AIM International Mutual Funds, AIM International Mutual Funds and AIM Growth Series. He is believed to have knowledge of the affairs, actions and operations of said entities.

MELVILLE B. COX
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Cox is a Vice President of AIM Equity Funds and AIM International Mutual Funds. He is also a Vice President and Chief Compliance Officer of AIM Advisors, Inc. He is believed to have knowledge of the affairs, actions and operations of said entities.

KAREN DUNN KELLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Kelley is a Vice President of AIM Equity Funds and AIM Investment Securities Funds. She is also a Vice President of AIM Advisors, Inc. She is believed to have knowledge of the affairs, actions and operations of said entities.

KENNETH A. ZSCHAPPEL
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Zschappel is a Senior Portfolio Manager of the AIM Constellation Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

CHRISTIAN A. COSTANZO
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Costanzo is a Portfolio Manager of the AIM Constellation Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

ROBERT LLOYD
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Lloyd is a Portfolio Manager of the AIM Constellation Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

BRYAN A. UNTERHALTER
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Unterhalter is a Portfolio Manager of the AIM Constellation Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

LANNY H. SACHNOWITZ
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sachnowitz is a Senior Portfolio Manager of the AIM Dent Demographic Trends Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

JAMES G. BIRDSALL
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Birdsall is a Portfolio Manager of the AIM Dent Demographic Trends Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

RONALD S. SLOAN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sloan is a Senior Portfolio Manager of the AIM Charter Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

BRET W. STANLEY
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Stanley is Senior Portfolio Manager of the AIM Basic Value Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

R. CANON COLEMAN II
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Coleman is Senior Portfolio Manager of the AIM Basic Value Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

MATTHEW W. SEINSHEIMER
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Seinsheimer is Senior Portfolio Manager of the AIM Basic Value Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

MICHAEL J. SIMON
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Simon is Senior Portfolio Manager of the AIM Basic Value Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

MEGGAN M. WALSH
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Walsh is Senior Portfolio Manager of the AIM Diversified Dividend Fund. She is believed to have knowledge of the affairs, actions and operations of said fund.

JAMES G. BIRDSALL
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Birdsall is a Portfolio Manager of the AIM Global Aggressive Growth Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

JASON T. HOLZER
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Holzer is a Portfolio Manager of the AIM Global Aggressive Growth Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

BARRETT K. SIDES
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Sides is a Senior Portfolio Manager of the AIM Global Aggressive Growth Fund and the AIM Global Growth Fund. He is believed to have knowledge of the affairs, actions and operations of said funds.

KIRK L. ANDERSON
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Anderson is a Portfolio Manager of the AIM Global Growth Fund, AIM Dent Demographic Trends Fund and the AIM Blue Chip Fund. He is believed to have knowledge of the affairs, actions and operations of said funds

MATTHEW W. DENNIS
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Dennis is a Portfolio Manager of the AIM Global Growth Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

JOE V. RODRIGUEZ
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Rodriguez is a Portfolio Manager of the AIM Real Estate Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

MARK D. BLACKBURN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Blackburn is a Portfolio Manager of the AIM Real Estate Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

JAMES W. TROWBRIDGE
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Mr. Blackburn is a Portfolio Manager of the AIM Real Estate Fund. He is believed to have knowledge of the affairs, actions and operations of said fund.

MONIKA H. DEGAN
AIM Investment Services, Inc.
P.O. Box 4739
Houston, TX 77210-4739

Ms. Degan is a Portfolio Manager of the AIM Blue Chip Fund. She is believed to have knowledge of the affairs, actions and operations of said fund.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(A).

B. DOCUMENTS, DATA COMPILATIONS AND TANGIBLE THINGS THAT THE PLAINTIFFS MIGHT USE TO SUPPORT THEIR CLAIMS:

1. Prospectuses and other materials produced by Defendants and made available to the public and/or shareholders of the funds advised, managed, distributed, and or underwritten by Defendants.

2. Reports, statements, and other documents filed with the Securities Exchange Commission and available online through Edgar Online, Inc., 50 Washington St., 9th Floor, Norwalk, CT 06854.

3. Documents containing data and information available from Lipper, Inc. (877) 955–4773.

4. Documents containing data and information available from Morningstar, Inc., 225 W. Wacker Drive, Chicago, IL 60606.

5. Documents containing data and information available through websites maintained by or affiliated with Defendants.

6. All materials referenced in Plaintiffs' First Amended Complaint.

7. Plaintiffs' AIM shareholder account statements.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(B).

C. COMPUTATION OF CATEGORIES OF DAMAGES:

1. Plaintiffs seek as damages for Defendants to make restitution to Plaintiffs, and to the other investors in the Funds, all fees paid to Defendants by such investors and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case. The data necessary for the computations of these damages is in the custody, possession, or control of Defendants.

2. Plaintiffs seek as damages interest on all monies recovered, disbursements, costs and attorneys' fees associated with their claims against Defendants. The data necessary for the computation of the damages is not yet available.

Plaintiffs reserve the right to amend and/or supplement their disclosures pursuant to Fed. R. Civ. P. 26(a)(1)(C).

D. INSURANCE POLICIES:

For inspection and copying as under Rule 34 any insurance agreement under which any person carrying on an insurance business may be liable to satisfy part or all of a judgment which may be entered in the action or to indemnify or reimburse for payments made to satisfy the judgment:

Plaintiffs do not have custody, possession, or control of any such agreements.

Dated: December 10, 2004

Respectfully submitted:

KELLER ROHRBACK L.L.P.

By: ______________________

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Justin Campbell, Esq.
Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK & BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 29402
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

FERNANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY, and FRANCIS J. BEASLEY, Plaintiffs,	)	No.: 04-CV-2583
v.	)	Judge Nancy Atlas
AIM ADVISORS, INC., and AIM DISTRIBUTORS, INC., Defendants.	)	

CERTIFICATE OF SERVICE

I hereby certify that on December 10, 2004, true and correct copies of the following documents were served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

- Plaintiffs' Initial Disclosure Pursuant to Fed. R. Civ. P. 26(a)(1)
- Certificate of Service

VIA E-Mail and VIA U.S. Mail

Stephen D. Susman
ssusman@susmangodfrey.com
Steven J. Mitby
Smitby@susmangodfrey.com
SUSMAN GODFREY LLP
1000 Louisiana, Suite 5100
Houston, TX 77002-5096

Fax: (713) 654-6670

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

Steven G. Schulman
SSchulman@milberg.com
Janine L. Pollack
Jpollack@milberg.com
Kim E. Levy
Klevy@milberg.com
Michael R. Reese
Mreese@milberg.com
MILBERG WEISS BERSHAD HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY 10019-0165

Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Shelia McDaid

Daniel A. Pollack
Dapollack@pollacklawfirm.com
Edward T. McDermott
Etmcdermott@pollacklawfirm.com
Anthony Zaccaria
Azaccaria@pollacklawfirm.com
POLLACK & KAMINSKY 114 W. 47th St., Suite 1900
New York, NY 10036

Fax: (212) 575-6560

Counsel for Defendants Robert H. Graham, Mark H. Williamson, AIM Management Group, Inc., Invesco Funds Group Inc., AIM Investment Services, Inc. and AIM Advisors, Inc., Invesco Institutional (N.A.), Inc., Invesco Distributors, Inc., AIM Distributors, Inc.

Charles S. Kelley
ckelley@mayerbrownrowe.com
MAYER BROWN ROWE & MAW LLP
700 Louisiana Street, Suite 3600
Houston, TX 77002-2730

Fax: (713) 224-6410

Counsel for Defendants AIM Advisors, Inc. and AIM Distributors, Inc.

Joseph W. Hatchett
jhatchett@akerman.com
Margaret D. Mathews
Mmathews@akerman.com
AKERMAN SENTERFITT
100 South Ashley Drive, Suite 1500
Tampa, Florida 33602

Dated this 10th day of December, 2004.

KELLER ROHRBACK L.L.P.

By: [signature]

Lynn L. Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
1201 Third Avenue, #3200
Seattle, WA 98101
(206) 623-1900
FAX: (206) 623-3384

Robin L. Harrison, Esq.
CAMPBELL HARRISON & DAGLEY, L.L.P.
State Bar No. 09120700
Southern District I.D. No. 4556
4000 Two Houston Center
Houston, TX 77010
(713) 752-2332
FAX: (713) 752-2330

Guy M. Burns, FBN 160901, *pro hac vice*
Jonathan S. Coleman, FBN 797480, *pro hac vice*
Becky Ferrell-Anton, FBN 449342, *pro hac vice*
Audrey B. Rauchway FBN 856959, *pro hac vice*
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
100 North Tampa Street, Suite 1800
Tampa, FL 33602
(813) 225-2500
FAX: (813) 223-7118

Gary Gotto, Bar No. 007401
Ron Kilgard, Bar No. 005902
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Ste. 900
Phoenix, AZ 85012
(602) 248-0088
FAX: (602) 248-2822

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON PATRICK WESTBROOK &
BRICKMAN, LLC
174 East Bay Street
P.O. Box P.O. Box 879 (zip 29402)
Charleston, SC 29401
(843) 727-6603
FAX: (843) 727-3103

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 16, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), AIM Management Group Inc. and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Distributors, Inc. (1933 Act Registration No. 8-21323), a distributor, A I M Management Group Inc. and the following persons, a copy of **Supplemental Reply Brief in Further Support of Plaintiffs' Motion for Consolidation and Lead Counsel** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al.*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al.*, *Richard Tim Boyce v. A I M Management Group Inc., et al.*, *Joy D. Beasley, et al. v. A I M Management Group Inc., et al.*, *Kehlbeck Trust v. A I M Management Group Inc.*, *Janice R. Fry, et al. v. A I M Management Group Inc., et al.*, *Robert P. Apu, et al. v. A I M Management Group Inc., et al.*, and *Harvey R. Bendix, et al. v. A I M Management Group Inc.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Global Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund

AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

SUPPLEMENTAL REPLY BRIEF IN FURTHER SUPPORT OF
<u>PLAINTIFFS' MOTION FOR CONSOLIDATION AND LEAD COUNSEL</u>

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON, and ROBERT W. WOOD, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND ESPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	)	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

TABLE OF CONTENTS

Page

TABLE OF AUTHORITIES

Page

FEDERAL CASES

DOCKETED CASES

FEDERAL STATUTES

MISCELLANEOUS

PRELIMINARY STATEMENT

The "*Beasley* Plaintiff Group,"[1] by their counsel, hereby submits this Supplemental Reply Brief in Further Support of Plaintiffs' Motion for Consolidation and Lead Plaintiff to address the new arguments raised in The *Berdat* and *Papia* Plaintiffs' "Sur-Reply" Brief in Further Opposition to the *Beasely* Plaintiffs' Motion for Consolidation and Memorandum in Opposition to Amended Motion for Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, and Appointment of Co-Chairs ("*Berdat/Papia* Mem.") and Defendants' Memorandum of Law in Opposition to Plaintiffs' Amended Motion for Appointment of Co-Lead Counsel, Etc. ("Def. Mem.").[2]

The *Berdat/Papia* Plaintiffs seek to assert a ***separate*** Section 36(b) claim under the Investment Company Act of 1990 ("ICA") ***only*** on behalf of the 18 AIM/INVESCO Funds they own. The *Beasley* Plaintiff Group also owns seven of the Funds owned by *Berdat/Papia*. That the *Berdat/Papia* Plaintiffs' ownership of Funds overlaps with the *Beasley* Plaintiff Group's

1 The *Beasley* Plaintiff Group consists of: Plaintiffs Joy D. Beasley, Richard Tim Boyce, Sheila McDaid, Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Robert W. Wood, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust, and the City of Chicago Deferred Compensation Plan (the "Chicago Plan"). Defendants refer to the *Beasley* Plaintiff Group as the *Boyce* Plaintiffs. No party appears to be arguing that all of the cases filed by the *Beasley* Plaintiff Group should not be consolidated. The only issue is whether *Berdat* and *Papia* should also be consolidated with *Beasley*.

2 This supplemental reply is made in addition to the arguments set forth in the *Beasley* Plaintiff Group's Memorandum of Law in Support of the Amended Motion for Appointment of Co-Lead Plaintiffs, Appointment of Co-Lead Counsel, Appointment of an Executive Committee, Appointment of Co-Chairs of the Executive Committee, and Reply Brief in Further Support of Plaintiffs' Motion for Consolidation ("Reply Brief").

ownership of Funds conveniently is not addressed by *Berdat/Papia*. The result is two competing groups seeking to bring a Section 36(b) claim on behalf of the same seven Funds. Of course, the *Beasley* Plaintiff Group owns 28 Funds (ten more than the total Funds owned by *Berdat/Papia*) and seek to bring a Section 36(b) claim on behalf of all the AIM/INVESCO Funds. Under these circumstances, consolidation is the only viable option. Without consolidation, there is the potential for two separate judgments on a Section 36(b) claim covering seven of the same Funds. The potential for numerous separate and competing actions all alleging the exact same legal claim and arising from the same underlying factual allegations necessitates consolidation.

Although the *Berdat/Papia* Plaintiffs attempt to cast aspersions on the *Beasley* Plaintiff Group's counsel, their memorandum offers no arguments why their Section 36(b) claims against 18 of 68 Funds should be carved out of an obviously appropriate consolidated litigation that seeks to bring comprehensive Section 36(b) claims on behalf of all 68 Funds in addition to other class and derivative claims arising out of the same facts. This is especially true as ***seven of the Funds in the Berdat/Papia action (as well as 21 more Funds) are owned by one or more of the Beasley Plaintiff Group***. *Berdat/Papia* offer no rationale for why the claims of the *Beasley* Plaintiff Group should be shunted into the small, restrictive *Berdat/Papia* actions when the *Beasley* actions seek recovery under additional theories and for a class that includes investors in the entire AIM/INVESCO Fund family. What *Berdat/Papia* derogatorily refer to as a "laundry list" of claims by *Beasley* is, in reality, thorough lawyering for maximum recovery. *Berdat/Papia* are limiting their claims for the ***sole*** purpose of getting a lead position for their counsel at the expense of the vast majority of AIM/INVESCO mutual funds and investors who will be left with no representation under *Berdat's/Papia's* restrictive theories. Limiting suit to a single count (when many more are viable) and 18 funds (when all can be participants) is not a cause for braggadocio and should not be rewarded by the Court.

Neither the *Berdat/Papia* Plaintiffs nor Defendants can escape the fact that all the Actions contain the same factual and legal allegations. The attempt of *Berdat/Papia* to create artificial distinctions by labeling their cases the "derivative/excessive management fees case" and the *Beasley* cases the "class action/revenue sharing cases" does not change the fact that the complaints contain identical allegations. All of the complaints at issue, in one place or another, contain allegations of excessive fees, even though some may focus more heavily on certain excessive fees than others. As such, there is no possible prejudice to *Berdat/Papia* since their claims are subsumed within the broader *Beasley* action. *Berdat's/Papia's* suggestions that this Court is not sophisticated enough to handle class and derivative claims based on a single set of facts and proof, and that it will take the Court "years" to rule on class certification, are insulting to the Court. Instead, *Beasley* is confident in the Court's ability to ensure that the consolidated actions will be able to proceed efficiently and timely. Where, as here, there are common questions of law and fact, consolidation is appropriate.

Realizing that there are obviously common questions of law and fact in all cases, *Berdat/Papia* resort to making up a charge that there is an ethical conflict in the *Beasley* representation. They argue that *Beasley's* counsel cannot bring derivative claims on behalf of the Funds in this case and, at the same time, sue the Funds in this case or the AIM/INVESCO market-timing MDL. The *Berdat/Papia* Plaintiffs' desperate search for some conflict ignores the *Beasley* Plaintiff Group's assertion that the AIM/INVESCO Funds are ***not*** defendants in this litigation (which should have been obvious to *Berdat/Papia*) and are ***not*** defendants in the market-timing case. Neither this action nor the market-timing case seeks any recovery from the

Funds. *See* Declaration of Robert S. Gans in Support of Plaintiffs' Supplemental Reply Brief in Further Support of Plaintiffs' Motion For Consolidation and Lead Counsel ("Gans Decl.") at ¶ 3. Faced with the reality that the Funds are not named as defendants in the market-timing case, *Berdat's/Papia's* purported new expert now states that the naming of the registrants as defendants in the market-timing case is the equivalent of suing the Funds. *See* Affidavit of Jeffrey J. Haas in Support of Plaintiffs' Further Opposition at ¶ 16. This is not an issue in this case and this Court need not -- and should not -- decide it. Plaintiffs' lead counsel in the market-timing case -- who also is a proposed lead counsel here -- has submitted a declaration stating it will not and does not seek money from the Funds, *i.e.* mutual fund investor deposits or like assets. This ends the inquiry. *See* Gans Decl. at ¶ 3. Any legal issue as to the nature of the Registrant/Fund relationship is for the MDL court to decide on a full record in that case -- not the empty record here. As the Funds are not in danger of paying any money for a recovery, *Berdat's/Papia's* continued suggestion of a supposed conflict based on the assertion of both class and derivative claims is false. In fact, the *Beasley* Plaintiff Group's assertion of both class and derivative claims in this case against various (non-Fund) Defendants represents an attempt to recover the maximum amount of damages for the maximum number of past and present aggrieved AIM/INVESCO shareholders.

The *Berdat/Papia* Plaintiffs, joined by Defendants, engage in a second ruse: that whether the *Beasley* Plaintiff Group can bring a Section 36(b) claim on behalf of Funds for which they have no client investors has any bearing on consolidation. It does not. The *Beasley* Plaintiffs indisputably have standing for 28 of the Funds. The *Berdat/Papia* Plaintiffs' and Defendants' "standing" arguments thus serve no purpose at this time other than to concede that there is a legal question that deserves the full attention of the Court after consolidation. But, the *Beasley*

Plaintiff Group's ability to bring a Section 36(b) claim on behalf of all AIM/INVESCO Funds is not an argument against consolidation. Rather it demonstrates that consolidation is necessary so that the legal rights of all the Funds and their shareholders can be determined in one consolidated proceeding. In any event, all the Funds work together as one unitary organization and are juridically linked. As a result, the *Beasley* Plaintiff Group, which has individual standing to represent 28 Funds, may represent all of the Funds because all were harmed in the same way by Defendants' common course of wrongful conduct.

Due to the reasons more fully stated herein, consolidation of the above-captioned actions is appropriate and will best serve the interests of judicial economy and will avoid unnecessary costs or delay. The *Beasley* Plaintiff Group represents more Funds than *Berdat/Papia* plus *Beasley* alleges broader class claims. Based on the scope of *Beasley's* Fund ownership and claims, the *Beasley* counsel should be Lead Counsel. Milberg Weiss, Susman Godfrey, and Bernstein Litowitz have substantial experience in the prosecution of class and derivative actions, and have the resources necessary to efficiently conduct this litigation. All three firms are also well-qualified to act as Lead Counsel by virtue of their track record in the area of class and derivative litigation.

ARGUMENT

POINT I

THERE ARE COMMON QUESTIONS OF LAW AND FACT PENDING BEFORE THE COURT MAKING CONSOLIDATION APPROPRIATE

The *Berdat/Papia* Plaintiffs continue to argue that the *Berdat/Papia* claims and the *Beasley* claims are dissimilar and should not be consolidated. The attempt by the *Berdat/Papia* counsel to find some way to artificially distinguish their cases to carve out a lead counsel position for themselves still fails. Defendants, of course, have an interest in limiting their exposure and therefore arguing in favor of the ***restricted*** case that *Berdat/Papia* want to bring. But, both the *Beasley* actions and *Berdat/Papia* are based on common questions of law and fact. The *Berdat/Papia* claims are subsumed in the *Beasley* actions -- all of which allege excessive fees -- and all should be consolidated under Federal Rule of Civil Procedure Rule 42(a). The standard under Rule 42(a) is clearly met here and the *Berdat/Papia* Plaintiffs have not shown any prejudice that would result from consolidation.[3] Accordingly, the cases should be consolidated.

The *Beasley* Plaintiff Group brings a claim under Section 36(b) of the ICA just like the *Berdat/Papia* Plaintiffs. The attempt by Defendants and *Berdat/Papia* to distinguish the *Beasley* Plaintiff Group's Section 36(b) claim from the *Berdat/Papia* Section 36(b) claim fails. The *Berdat/Papia* and *Beasley* actions all allege the payment of excessive fees. In fact, all allege that, although the amount of assets held by the Funds has increased dramatically over time, Defendants failed to pass on the resulting economies of scale to Plaintiffs, and have instead retained the excess profits, including advisory fees, resulting from the economies of scale. The *Berdat/Papia* Plaintiffs' allegations of the failure to pass on economies of scale is just another way to say that excessive fees were charged. All the complaints also allege that Defendants' fees violated Rule 12b-1 Plans and that Defendants befitted from brokers pushing Funds on investors. A comparison of the *Berdat*, *Papia*, and *Beasley* complaints clearly shows common factual allegations:

Allegation	***Beasley* Complaint**	***Berdat* Complaint**	***Papia* Complaint**
Excessive management fees	¶¶ 4, 41-43	¶¶ 9, 15, 42-44	¶¶ 8, 13
Failure to pass on economies of scale	¶¶ 4, 45-46, 61(e)	¶¶ 16, 47-52,	¶¶ 14, 45-50

[3] Consolidation is also appropriate under § 10.22 of the Manual for Complex Litigation (4th ed. 2004), which discusses consolidation of cases in the same court.

Allegation	***Beasley* Complaint**	***Berdat* Complaint**	***Papia* Complaint**
Improper 12b-1 fees	¶¶ 44-48	¶¶ 11, 16, 19-25, 44	¶¶ 9, 17-23
Improper use of directed brokerage	¶ 49	¶ 61	¶ 42
Improper use of soft dollars	¶¶ 49-51	¶¶ 61, 64	¶¶ 55, 58
Growth of client base by pushing brokers to sell Fidelity Funds	¶ 2	¶ 60	¶ 42
Board of Trustees failed in their duty to protect the Funds and investors	¶¶ 32-40	¶¶ 17, 68, 70-72	¶¶ 60-66
The dominance and undue influence of Defendants on the Board of Trustees	¶¶ 39-40	¶ 17	¶ 15
The inter-relationship of the Fidelity Funds family	¶¶ 14, 15, 17, 19	¶ 5	¶¶ 5, 47
Failure to inform shareholders the existence and extent of excessive and improper fees and payments	¶¶ 58-61	¶ 65	¶ 59

As demonstrated in the above table, the cases share common allegations and will share common proof of liability. This is the quintessential case for consolidation.

Nonetheless, in order to maximize the recovery for the injured shareholders, the *Beasley* Plaintiff Group further alleges that Defendants caused the Funds' prospectuses to fail to properly disclose excessive fees, including directed brokerage and misuse of soft dollars and 12b-1 fees. *Berdat/Papia* make a nearly identical allegation (*Berdat* Compl. ¶ 65, *Papia* Compl. ¶ 59), but do not develop the claim as does the *Beasley* Plaintiff Group. While all of the Actions, including the *Berdat/Papia* actions, allege that substantially the same Defendants harmed the Funds and their shareholders,[4] the *Beasley* Plaintiff Group goes further and names more defendants than *Berdat/Papia* in an effort to hold all of the wrongdoers, including the AIM/INVESCO distributor, parent companies, and board of trustees, accountable for their actions. While the parties opposing consolidation desperately try to compartmentalize the claims into two separate camps, in one place or another in all the complaints at issue, all of the same underlying allegations are made and all of the same entities and individuals are either named defendants or related parties. The fact that one case may stress certain facts over others or give more detail and explanation does not mean that the cases should not be consolidated.[5]

The similarity of claims and defendants in all of the actions calls for consolidation. The common issues of fact, including the role of the board of trustees, the management fees paid, economies of scale, unlawful 12b-1 Plans, directed brokerage, and the abuse of soft dollars, are necessary to prove all of the claims in all of the cases. There are also common issues of law as many of the *Beasley* Plaintiff Group's claims are based upon breaches of fiduciary duty, which is the same claim the *Berdat/Papia* Plaintiffs assert.[6] In fact, all plaintiffs in all cases assert claims

---

4 The *Berdat/Papia* actions, like *Beasley*, name the AIM/INVESCO investment advisers as defendants.

5 Despite the disingenuous attempt of *Berdat/Papia* to label the *Beasley* Plaintiff Group's excessive fee claims as an "afterthought," (*Berdat/Papia* Mem. at 8), the chart, *supra*, clearly shows that excessive fees are the gravamen of the *Beasley* Plaintiff Group's complaint. In fact, *Berdat/Papia* are either deliberately trying to mischaracterize the *Beasley* claims or they just do not understand that everything *Beasley* alleges revolves around the excessive fees charged by Defendants to the Funds and Fund investors.

6 The *Beasley* Plaintiff Group's assertion of multiple causes of actions based upon a single set of facts increases the potential for recovery by investors in AIM/INVESCO Funds. The *Beasley* Plaintiff Group should not be penalized for bringing a comprehensive action that seeks maximum recovery for the entire Fund family as opposed to the *Berdat/Papia* Plaintiffs' case that covers only 18 of 68 Funds even though Defendants' actions uniformly harmed all 68 Funds and their investors.

under Section 36(b) and the *Beasley* Plaintiff Group owns shares in seven of the *Berdat/Papia* Plaintiffs' 18 Funds. Thus, consolidation of the actions will best serve all of the Funds and the investing shareholders, since each shareholder and each Fund suffered the same harm from Defendants and all of the claims should be consolidated into a single action.[7]

The *Berdat/Papia* Plaintiffs also argue against consolidation on the ground that their actions "require a bench trial" and "the plaintiffs in the *Beasley* Actions have demanded a jury trial." *Berdat/Papia* Mem. at 10. Courts have found that the simultaneous prosecution of jury and bench trials is not grounds to deny a consolidation motion. In an action where it was "patent" that common questions of fact and law were involved, but the defendants argued that the dual bench/jury trial posture of the cases would present conflicts, the Southern District of New York stated the following:

> Such strategic conflicts -- potentially present whenever there are multiple defendants, regardless of whether the case is jury, non-jury, or both -- do not ordinarily constitute the kind of "prejudice" that impacts the fairness of the trial or otherwise weighs against consolidation. Indeed, if it were otherwise, consolidation would be stillborn in every multi-defendant case. In reality, however, multiple defendant jury and non-jury cases are routinely -- and fairly -- tried together without any actual prejudice to any party concerned. . . . There is nothing special about this case that warrants a contrary result.

Golden Trade S.R.L. v. Lee Apparel Co., 90 Civ. 6291, 90 Civ. 6292, 90 Civ. 7815, 92 Civ. 1667, 1997 U.S. Dist. LEXIS 8924, at *7-8 (S.D.N.Y. June 24, 1997) (citing *In re Great Lakes Dredge & Dock Co.*, 895 F. Supp. 604, 615 (S.D.N.Y. 1995) (ordering simultaneous bench and

---

7 Comments by *Berdat/Papia* concerning the relative strength of the various complaints or the *Beasley* Plaintiff Group's ability to withstand a motion to dismiss are without merit. Defendants' comments on whether claims are direct or derivative are also premature. This Court alone will determine the validity of the consolidated complaint when and if a motion to dismiss is filed. Moreover, the *Beasley* Plaintiff Group has conducted its own extensive investigation to support its allegations. *Berdat's/Papia's* claim that they alone conducted an investigation is nonsense.

jury trial in a consolidated multi-party action)). Here, where it is also patent that common questions of fact and law exist, there is "nothing special" about this case that warrants a denial of consolidation on the grounds that jury and non-jury trials are possible.[8]

The *Berdat/Papia* Plaintiffs' claims of prejudicial delays are self-serving, exaggerated, and only based on supposition and conjecture. First, there is no requirement, statutory or otherwise, that would halt all aspects of litigation, including discovery, while class certification issues are being decided, or even appealed. In addition as there is no mandatory stay of discovery, the consolidated cases would move forward even if issues like standing were being litigated. The *Beasley* Plaintiff Group is prepared to immediately commence with discovery.[9]

In short, the *Berdat/Papia* Plaintiffs' suggestion that this Court will be too "confused" to litigate both class and derivative claims in the same cases, and their suggestion that this Court will take "years" to litigate class certification and other issues (*Berdat/Papia* Mem. at 9), is downright insulting to the Court. All of these cases allege excessive fees and involve common claims and facts and this Court is well-suited to handle such litigation in an efficient and timely manner. Accordingly, consolidation is appropriate here and should be granted.

---

8 There is also no potential conflict due to Section 36(b)'s statute of limitations. *See Berdat/Papia* Mem. at 10. The *Beasley* Plaintiff Group's class period of December 5, 1998 through November 24, 2003, necessary for other claims, does not countermand the statutorily proscribed limitations period for Section 36(b). Recovery by the *Beasley* Plaintiff Group under Section 36(b), for ***all*** AIM/INVESCO Funds, will be in accordance with 15 U.S.C. § 80a-35(b)(3). The Funds may recover a year's worth of excessive fees.

9 Indeed, in a virtually identical case pending in the District of New Jersey, *In re Lord Abbett Mutual Funds Fee Litigation*, Master File No. 04-cv-559 (WJM), Magistrate Judge Ronald J. Hedges ruled on November 29, 2004, that the Private Securities Litigation Reform Act of 1995 does not apply to claims under the Investment Company Act and Investment Advisers Act. Magistrate Judge Hedges therefore found that a blanket stay of discovery during the pendency of a motion to dismiss was ***not*** appropriate and granted the plaintiffs class discovery.

POINT II

THE BEASLEY PLAINTIFF GROUP'S COUNSEL'S <u>SUPPOSED "CONFLICT" IS A NONEXISTENT FARCE</u>

The *Berdat/Papia* Plaintiffs initially argued that the Chicago Plan and the *Beasley* Plaintiff Group's counsel have a conflict because they are suing the Funds in this case and the market-timing MDL while also trying to represent them on derivative claims here. In their Reply Brief, the *Beasley* Plaintiff Group stated that the Funds were not defendants in this action or in the market-timing case and the *Berdat/Papia* Plaintiffs' claim of conflict was wrong.[10] Furthermore, the *Beasley* Plaintiff Group noted that the factual basis for the affidavit of Hazard, submitted with the *Berdat/Papia* Plaintiffs' original opposition to consolidation, was premised on a falsehood. The *Berdat/Papia* Plaintiffs have at last recognized that the Funds are not defendants in the present action and Hazard has retreated from his prior sworn proposition that the Funds are being sued by the *Beasley* Plaintiff Group in this case. *See* Supplemental Affidaivt of Geoffrey C. Hazard, Jr. in Support of Plaintiffs' Opposition ("Hazard Supp. Aff."). However, the *Berdat/Papia* Plaintiffs continue to argue that *Beasley's* counsel is suing the Funds in the market-timing case even though they are not even named as defendants. Once again, both the *Berdat/Papia* Plaintiffs and their experts are attempting to fabricate a conflict where none exists.

The *Berdat/Papia* Plaintiffs charge that the *Beasley* Plaintiff Group's counsel orchestrated dropping the Funds as defendants in the market-timing case and replacing the Funds with new defendants, the five entities that are the legal registrants for the Funds and are the issuers of the Funds' shares (the "Registrants"), in an effort to benefit Plaintiffs in the case at bar.

---

10 The Reply Brief explained that in the present action, the Funds are named as nominal defendants because under Section 36(b), the Funds will retain any recovery for their shareholders. In the market-timing case, the Funds are identified as non-parties.

Berdat/Papia Mem. at 11-12. This is a serious allegation. However, it makes no sense and does not have a shred of support. In essence, *Berdat/Papia* are suggesting that *Beasley's* counsel, in their capacity as lead counsel in the market-timing cases, manipulated a potentially multi-billion dollar litigation comprised of 17 mutual fund families, overseen by four judges, with numerous other plaintiffs' counsel not involved in this case, to remove the mutual funds as defendants there to gain advantage here in this one case. Given the absurdity of this proposition, unless the *Berdat/Papia* Plaintiffs have evidence of any wrongdoing on the part of the *Beasley* Plaintiff Group's counsel, these allegations of unsupported conjecture should be immediately withdrawn and disregarded by the Court.

In fact, the Registrants are named as defendants in the market-timing case because they are the proper defendants. As explained in the Gans Declaration, the Registrants were named in the belief that they are different than the Funds and "to seek to recover any assets that they hold apart from investor deposits" in order to seek the fullest recovery for AIM/INVESCO shareholders. Gans Decl. at ¶ 3. A recovery from the assets of the Funds is not sought either here or in the market-timing case because it would be the same as seeking a recovery from the plaintiff shareholders. Suing the individual Funds is nonsensical -- why would the Funds be sued to recover money that will go back to the Funds? Thus, the Chicago Plan and its lead counsel in the market-timing case specifically have disavowed taking any money from the assets of the Funds. *See* Gans Decl. at ¶ 3. This ends the inquiry. There is no conspiracy to harm plaintiffs in the market-timing case or abandon claims in favor of the litigation at bar. [11] Indeed the supposed

[11] The Funds are mistakenly named as controlled persons in two paragraphs of the 259 paragraph market-timing complaint on which *Berdat/Papia* rely. *See* Gans Decl. at ¶ 4. The registrants should have been named as the controlled persons instead. Plaintiffs in the market-timing case amended the complaint to correct these typographical errors on December 7, 2004. *Id.* As a result, this argument is moot.

"conflict" argument is fake – there can be no conflict because the Funds are not defendants in any case.

Berdat/Papia argues that the Registrants, named as defendants in the market-timing case, are really the Funds in disguise and therefore it is the Funds who are the true defendants in the market-timing case. *Berdat/Papia* Mem. at 11-12 (citing Haas Affidavit). *Berdat/Papia* are asking this Court to make the legal determination at issue only in the MDL cases that the Funds and the Registrants are the same entities. However, this Court need not – and should not – make that legal ruling. First, the Court need not make that ruling because the MDL lead counsel has submitted a sworn statement that it will not and does not seek any recovery from the Funds. *See* Gans Decl. at ¶ 3. Second, this Court should not make that ruling because such a question is for the market-timing court to address. Were this Court to decide that the Registrants are really the Funds, the Court would effectively be ruling on an issue in the MDL market-timing case (that is not an issue here) without a full record.[12] Not only would such a decision by this Court affect the AIM/INVESCO market-timing case, but it also would affect the other 16 MDL cases.[13]

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12 The opinion in the Haas Affidavit is limited to general statements about mutual funds and a review of one Declaration of Trust. This is not a full discovery record. The Hazard Affidavit that accepts the Haas Affidavit as true is based on even less of a record. Moreover, in light of Hazard's prior glaring error that the Funds are defendants in this case, Hazard's opinion should carry no weight.

13 The *Berdat/Papia* Plaintiffs' implication that Bernstein Litowitz was rejected as lead counsel for the derivative claims in the market-timing case mischaracterizes the Case Management Order No. 1 ("CMO No. 1") in the market-timing case. The CMO No. 1 was the product of discussions and negotiations among all plaintiffs' counsel. The CMO No.1 was not the result of any ruling from the MDL Maryland District Court and cannot be relied upon as authority supporting the *Berdat/Papia* Plaintiffs' arguments. In addition, the market-timing case is part of an MDL proceeding that covers market-timing class and derivative (and ERISA) cases for 17 mutual fund families and dozens of other participants in the market-timing activities. Given the volume of cases, it is reasonable that a more complex leadership structure, one that has separate class and derivative (and ERISA) counsel, was agreed upon by plaintiffs' counsel. Significantly, in the AIM/INVESCO market-timing case, derivative lead counsel is bringing

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None of the cases cited by *Berdat/Papia* is relevant here. B*erdat's/Papia's* citation to *Krim v. pcOrder.com, Inc.*, 210 F.R.D. 581 (W.D. Tex. 2002) is both inapposite and solely designed to impugn the *Beasley* Plaintiff Group's counsel. In *Krim*, at the class certification stage, which the instant actions have not yet reached, the court found that because there were four separate class actions, for four different classes of plaintiffs, there could be conflicts among the adverse classes. *Id.* at 589-90. Here, the market-timing plaintiffs and the *Beasley* Plaintiff Group do not have adverse interests. A recovery in either action redresses injuries they suffered.[14] In *In re Pacific Enterprises Securities Litigation*, 47 F.3d 373 (9th Cir. 1995), unlike the situation here, counsel represented securities plaintiffs and derivative plaintiffs in the same action. The corporation partially funded the class settlement, leading to an argument that the derivative settlement was inadequate. *Id.* at 375.[15] Here, because the Funds are not named as defendants and will not be funding any settlement, there is not even potential for a conflict.

There is also no conflict in the *Beasley* Plaintiff Group's counsel alleging Section 36(b) claims on behalf of the Funds and alleging additional class claims. Indeed, the *Berdat/Papia* Plaintiffs' own memorandum of law demonstrates that separate derivative counsel is not

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claims on behalf of all the AIM/INVESCO Funds, not a limited subset like the *Berdat/Papia* Plaintiffs. The *Beasley* Plaintiff Group similarly seeks the maximum recovery on behalf of all the AIM/INVESCO Funds unlike the *Berdat/Papia* Plaintiffs who are arguing in favor of limiting their derivative case to 18 Funds.

[14] Because a mutual fund is a shell that has no assets other than the money belonging to the mutual fund holders, whether any monies recovered in a lawsuit are returned to the shareholders directly or to the Fund is a distinction without a difference. Because the *Beasley* Plaintiff Group seeks to bring class and derivative claims against all wrongdoers across all Funds, all current and past holders will benefit from a recovery in the case.

[15] Nevertheless, the Ninth Circuit affirmed the approval of the settlement despite concerns over *"potential conflicts"* in representing derivative plaintiffs and class plaintiffs. *Id.* at 378 (emphasis added).

necessary. Citing *Bertozzi v. King Louie International, Inc.*, 420 F. Supp. 1166 (D.R.I. 1976), the *Berdat/Papia* Plaintiffs state that "the court observed that there is a distinction between those cases where counsel is seeking to represent class and derivative interests in the same case arising out of the same facts. . . ." *Berdat/Papia* Memo at 19 n.8. *Berdat/Papia* also concedes that *Heilbrunn v. Hanover Equities Corp.*, 259 F. Supp. 936 (S.D.N.Y. 1966), found that class and derivative claims could be brought together when the claims present "alternative theories for recovery presented in the same action so that "'counsel could vigorously pursue any line of evidence which would result in recovery.'" *Id.* (citing *Bertozzi*, 420 F. Supp. at 1179). *Bertozzi* and *Heilbrunn* are applicable to this case. Unlike the corporations in *Ruggiero v. American Bioculture, Inc.*, 56 F.R.D. 93 (S.D.N.Y. 1972) and *Hawk Industries, Inc. v. Bausch & Lomb, Inc.*, 59 F.R.D. 619 (S.D.N.Y. 1973), which were being represented and sued at the same time by the same counsel, the Funds on whose behalf the *Beasley* Plaintiff Group's Section 36(b) claims are brought are ***not*** being sued here or in the market-timing case. Instead, the class and derivative claims both seek to recover monies from the real wrongdoers -- those entities and individuals who run the Funds and have fiduciary duties to protect the Funds and their shareholders. The class and derivative claims arise from the same facts because Defendants' wrongful conduct in charging excessive fees was perpetrated on all AIM/INVESCO Funds and all AIM/INVESCO Funds shareholders. Thus, far from being a conflict, the assertion of class and derivative claims against the non-Fund wrongdoers will obtain the maximum recovery for the maximum investors in the AIM/INVESCO Funds.[16]

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16 *Cinema 5, Ltd. v. Cinerama, Inc.*, 528 F.2d 1384 (2d Cir. 1976), cited by *Berdat/Papia* is inapplicable because the Funds are not defendants and there is no simultaneous representation of adverse parties that potentially could cause a conflict.

Berdat's/Papia's arguments against Bernstein Litowitz and the Chicago Plan fall apart once it is understood that in the market-timing case, the Funds are ***not*** named defendants and no recovery is sought from the Funds.[17] All of *Berdat's/Papia's* arguments, including those in the Hazard Affidavit, are rendered moot by the simple fact that no recovery will come from Fund assets. The Chicago Plan is an appropriate lead plaintiff because it invested over $90 million in AIM/INVESCO Funds. The Chicago Plan's immense investment gives it a huge stake in the outcome of this litigation (and the market-timing case) and ensures that it fairly will represent the Class and all the Funds in which the Class invested. *Berdat/Papia*, however, seek a limited derivative action that will leave the vast majority of the AIM/INVESCO Funds without recourse. *Berdat/Papia* claim that no Funds will be left without representation as they are willing to "litigate vigorously the Section 36(b) claims on behalf of the AIM/INVESCO Funds." *Berdat/Papia* Mem. at 21. *Berdat/Papia* means, of course, that they will litigate on behalf of their 18 Funds. Surely they do not intend to bring claims on behalf of the other 50 Funds, as they strenuously argue against the *Beasley* Plaintiff Group's ability to assert Section 36(b) claims on behalf of the Funds for which they have no client.

The *Beasley* Plaintiff Group seeks to recover for all the Funds. In addition, the *Beasley* Plaintiff Group seeks the maximum recovery for the maximum investors -- past and current -- by increasing the net assets of the Funds through the Section 36(b) claims and recovering damages for the Class on the other class claims. Having these alternative theories in one case led by one Lead Counsel group allows the class and derivative claims, based on the same nucleus of facts,

[17] The *Berdat/Papia* Plaintiffs attempt to use an off-the-cuff remark by Max Berger of Bernstein Litowitz to demonstrate the supposed conflict. Mr. Berger's out of context remark has no relevance here.

to be effectively and efficiently litigated. It is in the best interest of the Class and the Funds to be represented by a single counsel group in a single consolidated action.

POINT III

THE PURPORTED "STANDING" ARGUMENT IS A RUSE AND IS IRRELEVANT TO THIS CONSOLIDATION MOTION

The *Berdat/Papia* Plaintiffs (and Defendants) argue that the *Beasley* Plaintiff Group does not have standing to sue on behalf of the entire universe of AIM/INVESCO Funds, but instead can sue only on behalf of the Funds they own. *Berdat/Papia* Memo at 21-22 (citing ICA § 36(b)). Under the *Berdat/Papia* Plaintiffs' rationale, *Beasley's* Section 36(b) claim can be brought only on behalf of 28 Funds if the *Beasley* Plaintiff Group's counsel is appointed Lead Counsel and 18 Funds if the *Berdat/Papia* Plaintiffs' counsel is appointed lead counsel.[18] This supposed standing argument is a ruse. First, the standing argument has nothing to do with consolidation. The *Beasley* Plaintiff Group plainly has standing to assert Section 36(b) claims on behalf of the 28 Funds they own (which includes seven owned by *Berdat/Papia*). Thus, "standing" is not an issue and does not prevent consolidation. Second, courts have held that where there is a common course of conduct and juridical links, a plaintiff can bring claims against related defendants in which the plaintiff technically has no direct interest. But this is an issue for the Court on Defendants' motions to dismiss. Accordingly, consolidation is appropriate

[18] *Berdat/Papia* fails to discuss the overlap of Funds represented by *Berdat/Papia* and the *Beasley* Plaintiff Group. Under the *Berdat/Papia* theory, would the *Beasley* Plaintiff Group lose the ability to bring claims on behalf of seven funds they own so the *Berdat/Papia* Plaintiffs can maintain a parallel action on behalf of those same funds? Would the *Beasley* Plaintiff Group lose all of their Section 36(b) claims for the other 21 Funds that they own that *Berdat/Papia* do not? In addition, the *Beasley* Plaintiff Group has also asserted a derivative claim under Section 215 of the Investment Advisers Act. The *Berdat/Papia* Plaintiffs do not assert that claim, yet they provide no explanation of what would happen to that claim if they were the only ones to be able to pursue a derivative claim. These issues, conveniently left unaddressed by *Berdat/Papia*, illustrate why consolidation is proper here.

(regardless of how the Court ultimately rules on the issue of the number of Funds that can be included).

As stated in the *Beasley* Plaintiff Group's Reply Brief, Section 36(b) of the ICA gives a security holder of a registered investment company the right to bring an action against an investment adviser for breach of fiduciary duty. *See* 15 U.S.C. § 80a-35(b). The Supreme Court has held that Section 36(b) claims are "direct rather than derivative." *Kamen v. Kemper Fin. Servs.*, 500 U.S. 90, 108 (1991) (citing *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 540 (1984)).[19] There is no dispute that the *Beasley* Plaintiff Group has standing to bring a Section 36(b) claim on behalf of the Funds it owns. The *Berdat/Papia* Plaintiffs nonetheless argue that for each Fund there must be a corresponding plaintiff. This argument, whether legally correct or not, is irrelevant to the issue of consolidation because the *Beasley* Plaintiff Group has standing to bring its Section 36(b) claims against 28 of the Funds, including seven also owned by *Berdat/Papia*. The Court's inquiry can end here, but the *Beasley* Plaintiff Group will nonetheless address below the (premature) arguments raised by opponents of consolidation (arguments that should and will be addressed by the Court on motions to dismiss and class certification).

Nothing in the Investment Company Act precludes a representative action where, as here, there is a common investment adviser wrongdoer across a multitude of mutual funds where each

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[19] That the cause of action in Section 36(b) belongs to the shareholder is illustrated in a case on which *Berdat/Papia* relies. In *Green v. Nuveen Advisory Corp.*, 186 F.R.D. 486 (N.D. Ill. 1999), the plaintiffs had moved for *class* certification of their 36(b) claim, demonstrating that such claim is treated as a class (direct), not a derivative, claim. While the court held that the plaintiffs did not have standing to bring the claim other than for the funds in which they were security holders, the court gave no basis for its holding and it is therefore not persuasive. Moreover, there is no indication that *Nuveen* addressed the juridical link doctrine that *Beasley* argues here.

mutual fund is making the same payments that are the source of the action. In fact, Section 36(b)'s legislative history supports the *Beasley* Plaintiff Group's position. *See* S. Rep. No. 91-184, at 15 (1969) ("In the case of fund complexes, [analysis of a violation of 36(b)] could, under certain circumstances, *include consideration of services rendered by such investment advisers to other funds in such complex and compensation or payments made by such other funds for such services.*") (emphasis added). In this case, there are common wrongdoers across all of the Funds and all of the Funds are connected through common boards, leadership, services and shared fees and expenses. Requiring each Fund to have a shareholder plaintiff results in uneven adjudication of wrongs and the potential of multiple small actions against identical defendants on identical claims.[20]

An investor can bring his or her direct Section 36(b) claim representatively under Rule 23 on behalf of the investors in other funds who have common claims against the same defendants. In *In re Dreyfus Aggressive Growth Mutual Fund Litigation*, No. 98 Civ. 4318, 2000 U.S. Dist. LEXIS 13469 (S.D.N.Y. Sept. 19, 2000) the court certified plaintiffs who invested in one fund to represent purchasers in another fund, stating:

> Courts have repeatedly held that on allegations such as these, class representatives need not have invested in each security so long as the plaintiffs have alleged a single course of wrongful conduct with regard to each security. Courts have not addressed this concern *vis*

[20] In *Dandorph v. Fahnestock & Co.*, 462 F. Supp. 961, 965 (D. Conn. 1979) and *Olesh v. Dreyfus Corp.*, No. CV-94-1664 (CPS), 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995), on which *Berdat/Papia* relies, the plaintiff lacked individual standing. In *In re Eaton Vance Corp. Securities Litigation*, 220 F.R.D. 162, 164 (D. Mass. 2004), on which Defendants rely, the plaintiffs again did not have individual standing. The *Beasley* Plaintiff Group has standing to bring its individual claims. *Weiner v. Winters*, 50 F.R.D. 306 (S.D.N.Y. 1970), *Herman v. Steadman*, 50 F.R.D. 488 (S.D.N.Y. 1970, and *Schaffner v. Chemical Bank*, 339 F. Supp. 329 (S.D.N.Y. 1972) all conflict with more recent case law in the Second Circuit that has allowed a shareholder in one mutual fund to represent shareholders in other funds, as described more fully below.

> *a vis* the doctrine of standing, but rather have examined such concerns pursuant to Rule 23(a)(3)'s typicality requirement.

Id. at *8. In *Dreyfus*, certification was supported by the same factors that exist in this case:

> Here, the claims of the named plaintiffs and prospective class members derive from the same course of events. The plaintiffs have alleged that both Funds made similar misrepresentations and omissions in the Registration Statements, Prospectuses, Statements of Additional Information and annual and semi-annual reports used to sell the Funds. . . . And indeed the claims of the named plaintiffs and prospective class members are based on the same legal theories.

2000 U.S. Dist. LEXIS 13469, at *14. *See also Fallick v. Nationwide Mut. Ins. Co.*, 162 F.3d 410, 422 (6th Cir. 1998) (an individual in one ERISA plan can represent a class of plaintiffs -- including some belonging to other plans -- as long as "the gravamen of the plaintiff's challenge is to the general practices [of the defendant] which affect all of the plans"); *Hicks v. Morgan Stanley & Co.*, 01 Civ. 10071, 2003 U.S. Dist. LEXIS 11972, at *8 (S.D.N.Y. July 16, 2003).[21]

Analogous cases also confirm that Plaintiffs may represent purchasers of other Funds, in light of the similarity of the claims of all Class members against all Defendants and the close interrelationship and juridical links of all the Funds with each other and Defendants. *See, e.g., Maywalt v. Parker & Parsley Petroleum Co.*, 147 F.R.D. 51, 56-57 (S.D.N.Y. 1993) (plaintiffs

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[21] In the cases cited by *Berdat/Papia*, those plaintiffs, unlike the Funds here, did not have common claims against the defendants. *See Ramos v. Patrician Equities Corp.*, 765 F. Supp. 1196 (S.D.N.Y. 1991) (plaintiffs lacked standing against certain defendants because those defendants did not do any work in connection with the limited partnerships at issue); *Spira v. Nick*, 876 F. Supp. 553 (S.D.N.Y. 1995) (plaintiff could not have a reciever appointed for 25 entities because the applicable statute specified that the movant must have an interest in the property and the court found that the plaintiff lacked standing for the 23 entities in which he had no ownership interest); *In re Colonial Ltd P'ship Litig.*, 854 F. Supp. 64 (D. Conn. 1994) (the standing issue focused on whether the plaintiff had suffered the requisite injury under RICO to bring the claim); *Nenni v. Dean Witter Reynolds, Inc.*, Civ. No. 98-12454-REK, 1999 U.S. Dist. LEXIS 23351 (D. Mass. Sept. 29, 1999) (the court only addressed the standing issue regarding plaintiffs' §§ 11(a) and 12 claims).

who invested in three limited partnerships could represent persons who had invested in two other limited partnerships, because the complaint alleged that investors in all five limited partnerships were victims of a single pattern of fraud by defendants).[22]

The *Beasley* Plaintiff Group properly relies on the juridical link doctrine.[23] The *Berdat/Papia* Plaintiffs are absolutely wrong when they state that "no 'juridical links' reported case even exists in the Fifth Circuit, and certainly none having anything to do with Section 36(b)." *Berdat/ Papia* Mem. at 23. The juridical link doctrine has been recognized in the Fifth Circuit both explicitly, *see In re Enron Corp. Sec., Derivative & "ERISA" Litig.*, MDL-1446, Civ. No. H-01-3625, 2004 U.S. Dist. LEXIS 8158, at *108 (S.D. Tex. Feb. 24, 2004) ("The [juridical link] doctrine is a powerful tool that can allow a plaintiff's lawyer to force many defendants (and what might otherwise be numerous class actions) into a single lawsuit at a substantially reduced cost."), and implicitly. S*ee Forbush v. J.C. Penny Co.*, 994 F.2d 1101, 1106 (5th Cir. 1993) (although not using juridical link language, the Fifth Circuit reversed the

[22] *See also In re Prudential Sec. Inc. Ltd. P'ship Litig.*, 163 F.R.D. 200, 208 (S.D.N.Y. 1995) (limited partnership investments); *Tedesco v. Mishkin*, 689 F. Supp. 1327, 1335-36 (S.D.N.Y. 1988) (investors in various companies and partnerships controlled by defendants could represent a class including investors in other companies and partnerships); *Kitchens v. U.S. Shelter Corp.*, No. 82-1951, No. 3-0771, 1983 U.S. Dist. LEXIS 12812 (D.S.C. Oct. 13, 1983) (permitting named plaintiffs to represent purchasers of interests in 12 separate limited partnerships, even though representatives held interests in only three of the partnerships).

[23] Despite conceding that the standing issue, and whether the juridical link doctrine can be used, are arguments more appropriate for class certification, Defendants use almost their entire brief to attempt to limit their own liability and argue that the *Beasley* Plaintiff Group can not bring a Section 36(b) claim on behalf of the entire family of 68 AIM/INVESCO Funds. Defendants, however, do not argue that the standing issue precludes consolidation, nor could they. The truth is, it has nothing to do with consolidation. It is pure make-weight.

district court's ruling that a plaintiff could not represent four separate ERISA plans administered by the same defendant employing the same general practice that harmed the plans).[24]

Defendants criticize the *Beasley* Plaintiff Group's reliance on *Daily Income Fund, Inc. v. Fox* and argue that under *Daily Income*, the right under Section 36(b) is a "new corporate right." Def. Mem. at 3. Defendants arrive at this conclusion by reading *Daily Income* in a vacuum and ignoring *Kamen v. Kemper Financial Services*, 500 U.S. 90 (1991). In *Kamen*, which the *Beasley* Plaintiff Group cited in its Reply Brief, the Supreme Court clarified *Daily Income* and held that the Court concluded "in [*Daily Income*] that a shareholder action 'on behalf of' the company under § 36(b) is direct rather than derivative. . . . " *Kamen*, 500 U.S. at 108. Therefore, when the Supreme Court held in *Daily Income* that Federal Rule of Civil Procedure 23.1 did not apply to Section 36(b) claims, it was because a Section 36(b) action was direct and not derivative. As a direct claim, Rule 23, governing class actions for direct claims, applies. The *Beasley* Plaintiff Group, having standing to bring its direct individual claims, can seek to represent a class of similarly situated AIM/INVESCO shareholders under Rule 23.

The Rules Enabling Act does not bar the *Beasley* Plaintiff Group's ability to bring Section 36(b) claims on behalf of all the Funds, as Defendants wrongly contend. Def. Mem. at 4. Defendants rely on *Douglas v. NCNB Texas National Bank*, 979 F.2d 1128 (5th Cir. 1992). In *Douglas*, where a note holder was trying to collect on two promissory notes, the issue was

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24 The *Berdat/Papia* Plaintiffs' contention that the *Beasley* Plaintiff Group has not cited any case where the juridical link doctrine was applied to allow a plaintiff to represent an entity where the plaintiff did not have an equitable interest, *see Berdat/Papia* Mem. at 23, is also wrong. Aside from *Forbush*, the *Beasley* Plaintiff Group also cites *Alves v. Harvard Pilgrim Health Care, Inc.*, 204 F. Supp. 2d 198 (D. Mass. 2002). In *Alves*, the court found that under the juridical link doctrine, a plaintiff could represent multiple ERISA plans, even ones in which the plaintiff had no equitable interest. *Alves*, at 205. *See also Fallick v. Nationwide Mut. Ins. Co.*, 162 F.3d 410, 423-24 (6th Cir. 1998) (agreeing with reasoning of *Forbush*).

whether a claim, which was a compulsory counterclaim under Federal Rule of Civil Procedure 13(a), had to have been raised in a previously dismissed action. *Id.* at 1129. The appellate court found that under Texas law, "lenders have a substantive right to elect judicial or nonjudicial foreclosure in the event of a default, and debtors have no right to force the lender to pursue a judicial foreclosure remedy." *Id.* at 1130. The court continued: "Application of rule 13(a) in the instant case would abridge the lender's substantive rights and enlarge the debtor's substantive right." *Id.* Thus, the Rules Enabling Act that "provides that the federal rules 'shall not abridge, enlarge or modify any substantive right'" was applicable. *Id.* at 1130.

Here, the substantive right is for a shareholder of a mutual fund to bring a direct action under Section 36(b). The *Beasley* Plaintiff Group, as owners of 28 Funds, has this substantive right. Certifying a class under Rule 23 does not "abridge, enlarge, or modify" the substantive right of a mutual fund shareholder. Each shareholder of an AIM/INVESCO Fund has the same substantive right as the *Beasley* Plaintiff Group to bring a Section 36(b) claim. Rule 23 only determines whether the *Beasley* Plaintiff Group can represent all AIM/INVESCO shareholders with the same substantive right.[25]

Defendants' analysis of the *Beasley* Plaintiff Group's ability to proceed under Article III of the United States Constitution is similarly flawed. The *Beasley* Plaintiff Group has a financial

[25] The other cases cited by Defendants are inapposite. In *Marsh v. First USA Bank, N.A.*, 103 F. Supp. 2d 909, 923 (N.D. Tex. 2000), the court found that Rule 23 was a procedural rule and that the ability to bring a claim as a class action was not a right that could override an arbitration clause. Here, the *Beasley* Plaintiff Group and the class have a substantive right under Section 36(b) and seek the ability to bring their claims as a class action. Nothing in *Marsh* denies them the procedural device of Rule 23. In *Weiner v. Bank of King of Prussia*, 358 F. Supp. 684, 694 (E.D. Pa. 1973), the plaintiff did not have individual standing for his claim because there was no allegation that he was harmed by, or even had any dealings with, any of the 19 defendants. The *Beasley* Plaintiff Group has individual standing because it was harmed by Defendants' actions, the same actions that harmed the shareholders in each of the AIM/INVESCO Funds.

interest in the Funds it owns that is required for Article III standing. *Gollust v. Mendell*, 501 U.S. 115 (1991), cited by Defendants, supports the *Beasley* Plaintiff Group's right to bring a Section 36(b) claim because all of its members are shareholders in AIM/INVESCO Funds. Unlike the plaintiff in *Gollust*, the *Beasley* Plaintiff Group has a "continuing financial stake in the litigation." *Id.* at 125. Defendants confuse Article III individual standing with the requirements under Rule 23 for representing a class. Once the plaintiff's standing to assert his or her claim has been established, the plaintiff's ability to represent the class depends solely on whether the requirements of Rule 23 are met. As stated by the Supreme Court in *Sosna v. Iowa*:

> A named plaintiff in a class action must show that the threat of injury in a case such as this is "real and immediate," not "conjectural" or "hypothetical." . . . This conclusion does not automatically establish that appellant is entitled to litigate the interests of the class she seeks to represent, *but it does shift the focus of examination from the elements of justiciability to the ability of the named representative to "fairly and adequately protect the interests of the class."* Rule 23(a).

419 U.S. 393, 402-03 (1975) (citations omitted) (emphasis added). The *Beasley* Plaintiff Group has individual standing to move forward with its Section 36(b) claim. Final determination of the *Beasley* Plaintiff Group's ability to represent the entire AIM/INVESCO Fund family must await a motion to dismiss or motion for class certification. This issue, however, does not prevent consolidation.

The *Beasley* Plaintiff Group has individual standing to represent 28 Funds. In addition, the Fifth Circuit's recognition of the juridical link doctrine allows the *Beasley* Plaintiff Group to assert claims on behalf of all the Funds. Because the *Beasley* Plaintiff Group has shown a legal basis to argue in support of representing all the Funds, it is improper for *Berdat/Papia* and Defendants to argue that the *Beasley* Plaintiff Group may not bring its Section 36(b) claim on behalf of the entire Fund family. The *Berdat/Papia* Plaintiffs' desire to retain control over a small subsection of the Funds is not a reason to deny representation to the entire Fund family when Defendants engaged in a common course of conduct that universally harmed the Funds and their shareholders. The attempt by counsel for *Berdat/Papia*, supported by Defendants, to reduce the number of Funds on whose behalf claims can be brought, and essentially abandon those Funds where they do not have a shareholder client, evidences that their self-serving goal in this case is not to fight for the best interests of all those victimized by Defendants, but rather to carve out a lead counsel position for themselves at all costs. The Court should not reward such self-interested behavior. Defendants' attempt to curtail liability, at the consolidation stage, in the hope that only a fraction of the injured shareholders and Funds can seek relief, also should not be allowed. Consolidation of these cases is appropriate and efficient and should be granted.

CONCLUSION

For the reasons detailed herein and in their prior submissions, Plaintiffs respectfully request this Court to: (i) consolidate the Actions; (ii) appoint the *Beasley* Plaintiff Group as Lead Plaintiff; (iii) appoint Milberg Weiss, Susman Godfrey and Bernstein Litowitz as Co-Lead Counsel; and (iv) appoint Milberg Weiss, Susman Godfrey, Bernstein Litowitz, Schiffrin & Barroway LLP, Stull Stull & Brody and Weiss & Lurie as members of the Executive Committee to be chaired by Milberg Weiss, Susman Godfrey and Bernstein Litowitz.

Dated: December 10, 2004

Attorney-in-charge:

SUSMAN GODFREY LLP

By: Stephen D. Susman (w/ permission)
Stephen D. Susman
Tex. St. Bar 19521000; S.D.Tex. Bar 03257
1000 Louisiana, Suite 5100
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

Of Counsel:

SUSMAN GODFREY LLP
Steven J. Mitby
Texas State Bar No.: 24037123
Southern District of Texas Bar No.: 33591
Suite 5100
1000 Louisiana
Houston, Texas 77002
Tel.: (713) 651-9366
Fax: (713) 654-6666

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Jerome M. Congress
Janine L. Pollack
Kim E. Levy
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119
Tel.: (212) 594-5300
Fax: (212) 868-1229

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid and Proposed Co-Lead Counsel

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Tel.: (858) 793-0070
Fax: (858) 793-0323

Counsel for Plaintiff Chicago Deferred Compensation Plan and Proposed Co-Lead Counsel

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz
Richard A. Maniskas
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Tel.: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiff Richard Tim Boyce

STULL, STULL & BRODY
Jules Brody
Aaron Brody
6 East 45th Street
New York, New York 10017
Tel.: (212) 687-7230
Fax: (212) 490-2022

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

WEISS & LURIE
Joseph H. Weiss
Richard Acocelli
551 Fifth Avenue, Suite 1600
New York, New York 10176
Tel.: (212) 682-3025
Fax: (212) 682-3010

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-

93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Tel.: (410) 332-0030
Fax: (410) 685-1300

Counsel for Plaintiffs Joy D. Beasley and Sheila McDaid

HOEFFNER & BILEK LLP
Thomas E. Bilek
440 Louisiana Street
Houston, Texas 77002
Tel.: (713) 227-7720
Fax: (713) 227-9404

Counsel for Plaintiffs Kehlbeck Trust DTD 1-25-93, Billy B. Kehlbeck, Donna J. Kehlbeck, Janice R. Fry, Bob J. Fry, James P. Hayes, Virginia L. Magbual, Henry W. Meyer, George Robert Perry, Robert P. Apu, Suzanne K. Apu, Marina Berti, Khanh Dinh, Frank Kendrick, Edward A. Krezel, Dan B. Lesiuk, John B. Perkins, Mildred E. Ruehlman, Louis E. Sperry, J. Doris Willson, Harvey R. Bendix, Cvetan Georgiev, David M. Lucoff, Michael E. Parmelee, Trustee of the

Herman S. and Esperanza A. Drayer Residual Trust U/A 4/22/83, and Stanley S. Stephenson, Trustee of the Stanley J. Stephenson Trust and Robert W. Wood

CERTIFICATE OF SERVICE

This is to certify that on the 10th day of December, 2004, a true and correct copy of the foregoing Supplemental Reply Brief in Further Support of Plaintiffs' Motion for Consolidation and Lead Counsel was served upon the following counsel of record in accordance with the Federal Rules of Civil Procedure:

Daniel A. Pollack
Anthony Zaccaria
Edward T. McDermott
Martin I. Kaminsky
POLLACK & KAMINSKY
114 W. 47th St., Suite 1900
New York, New York 10036

Charles S. Kelley
Jeremy Gaston
Christopher Richart
MAYER BROWN ROWE & MAW L.L.P.
700 Louisiana, Suite 3600
Houston, Texas 77002

Michael K. Oldham
GIBBS & BRUNS, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Yedhudis Lewis
KRAMER LEVIN NAFTALIS & FRANKEL LLP
919 Third Avenue
New York, New York 10022

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101

Robin L. Harrison
CAMPBELL, HARRISON & DAGLEY, LLP
909 Fannin, Suite 4000
Houston, Texas 77010

Jules Brody, Esq.
Aaron Brody, Esq.
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017

Joseph H. Weiss, Esq.
WEISS & YOURMAN
551 Fifth Avenue
New York, New York 10176

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
Audrey B. Rauchway
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
403 East Madison Street, Suite 400
Tampa, Florida 33602

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLP
174 East Bay Street
Charleston, South Carolina 29401

Patrick D. Vellone, Esq.
Matthew M. Wolf, Esq.
ALLEN & VELLONE, P.C.
1600 Stout Street, Suite 1100
Denver, Colorado 80202

Steven G. Schulman
Janine L. Pollack
Kim E. Levy
MILBERG WEISS BERSHAD & SCHULMAN L.L.P.
One Pennsylvania Plaza
New York, New York 10119-0165

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN & BARROWAY, L.L.P.
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004

Charles J. Piven
Marshall N. Perkins
LAW OFFICES OF CHARLES J. PIVEN, P.A.
The World Trade Center - Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202

Robert Gans
Timothy DeLange
BERNSTEIN LITOWITZ BERGER & GROSSMAN, L.L.P.
12544 High Bluff Drive, Suite 150
San Diego, CA 92130

Steven J. Mitby

Steven J. Mitby

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, MARVIN HUNT, MADELINE HUNT, RANDAL C. BREVER and RHONDA LECURU, Plaintiffs, vs. INVESCO FUNDS GROUP, INC., INVESCO INSTITUTIONAL (N.A.), INC., INVESCO DISTRIBUTORS, INC., AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2555 Judge Vanessa D. Gilmore
FERDINANDO PAPIA, FRED DUNCAN, GRACE GIAMANCO, JEFFREY S. THOMAS, COURTNEY KING, KATHLEEN BLAIR, HENRY BERDAT, RUTH MOCCIA, MURRAY BEASLEY and FRANCES J. BEASLEY, Plaintiffs, vs. AIM ADVISORS, INC. and AIM DISTRIBUTORS, INC., Defendants.	Civil Action No. 04cv2583 Judge Nancy F. Atlas

[Caption continues on next page]

DECLARATION OF ROBERT S. GANS
IN FURTHER SUPPORT OF PLAINTIFFS'
MOTION FOR CONSOLIDATION AND LEAD COUNSEL

RICHARD TIM BOYCE, Individually And On Behalf Of All Others Similarly Situated, Plaintiff, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2587 Judge John D. Rainey
JOY D. BEASLEY and SHEILA McDAID, Individually And On Behalf Of All Others Similarly Situated, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2589 Judge Ewing Werlien, Jr.
KEHLBECK TRUST DTD 1-25-93, BILLY B. KEHLBECK and DONNA J. KEHLBECK, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2802 Judge Ewing Werlein, Jr.
JANICE R. FRY, BOB J. FRY, JAMES P. HAYES, VIRGINIA L. MAGBUAL, HENRY W. MEYER and GEORGE ROBERT PERRY, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2832 Judge Nancy F. Atlas

[Caption continues on next page]

ROBERT P. APU, SUZANNE K. APU, MARINA BERTI, KHANH DINH, FRANK KENDRICK, EDWARD A. KREZEL, DAN B. LESIUK, JOHN B. PERKINS, MILDRED E. RUEHLMAN, LOUIS E. SPERRY, J. DORIS WILLSON, and ROBERT W. WOOD, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv2884 Judge Vanessa D. Gilmore
HARVEY R. BENDIX, CVETAN GEORGIEV, DAVID M. LUCOFF, MICHAEL E. PARMELEE, TRUSTEE OF THE HERMAN S. AND EPERANZA A. DRAYER RESIDUAL TRUST U/A 4/22/83, and STANLEY S. STEPHENSON, TRUSTEE OF THE STANLEY J. STEPHENSON TRUST, Plaintiffs, vs. AIM MANAGEMENT GROUP, INC., et al., Defendants.	Civil Action No. 04cv3030 Judge Lee H. Rosenthal

I, ROBERT S. GANS, under penalties of perjury pursuant to 28 U.S.C. 1746, declare as follows:

1. I am a member of the Bars of New York and California, and the law firm of Bernstein Litowitz Berger & Grossmann, LLP. I am submitting this declaration in support of Plaintiffs' Motion For Consolidation And Lead Counsel. I am fully familiar with the facts set forth herein.

2. This firm is counsel of record for the City of Chicago Deferred Compensation Plan ("Chicago"), a movant for co-lead plaintiff in this action and the court-appointed lead class plaintiff in *In re Invesco* (*Richard Lepera v. Invesco Funds Group, Inc., et al.*), MDL 1586, District of Maryland Case No. 04-md-15864-02 (the "MDL Action"). I have conferred with Chicago in preparing this Declaration.

3. The MDL Action names, *inter alia*, AIM Stock Funds, AIM International Mutual Funds, AIM Combination Stock & Bonds Funds, AIM Sector Funds and AIM Treasurer's Series Trust (the "Invesco Registrants") as defendants. Chicago will not seek any recovery in any action from assets held by any of the Invesco Registrants consisting of investor deposits or like assets (*e.g.*, stocks or bonds purchased with such deposits). Instead, the Invesco Registrants are named as defendants in the MDL Action to seek recovery from any assets that they hold apart from investor deposits, and also to ensure the fullest recovery possible for injured AIM/Invesco investors based upon various theories of liability, many of which stem from alleged Invesco Registrant misconduct.

4. No AIM/Invesco mutual fund was explicitly or intentionally named as a defendant in the MDL Action, filed on September 30, 2004. In fact, the Invesco mutual funds are specifically designated as non-parties in the MDL Action. However, two

paragraphs of the MDL Action complaint, in the Section 20(a) "control person" count, contained typographical errors, wherein the word "Fund" was inadvertently used instead of "Registrant" when identifying the "controlled" entities. These typographical errors were corrected through an amendment of the complaint by interlineation filed by Chicago on December 7, 2004.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 10th day of December, 2004

Robert S. Gans

ROBERT S. GANS

9.66.63

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

December 22, 2004

SEC MAIL PROCESSING SECTION RECEIVED DEC 29 2004 185 WASH, D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of **Plaintiff's Response to Defendants' Opposition to Plaintiff's Motion to Compel Discovery** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-122204SEC.doc
122204 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	CIVIL ACTION NO.: CV304-031 (CLASS ACTION)
v.	)	
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S RESPONSE TO DEFENDANTS' OPPOSITION TO PLAINTIFF'S MOTION TO COMPEL DISCOVERY

This brief is submitted in response to the Defendants' brief in opposition to the motion to compel.

1. PLAINTIFF'S DISCOVERY REQUESTS ARE SPECIFICALLY TAILORED TO THE ISSUES OF VENUE AND TRANSFER

Notably, in their opposition, Defendants concede that the Court has issued an Order allowing Plaintiff to "proceed with limited discovery on matters which are reasonably calculated to address the issues of venue and transfer." Defs. Opp. at 1 (citing Court's Order of September 8, 2004). Nonetheless, Defendants refuse to respond to *any* of Plaintiff's discovery requests. See Plaintiff's certificate of good faith efforts (noting that "Defendants subsequently filed the formal objections that are attached to the accompanying motion to compel. Plaintiff's counsel has been informed by Defense counsel that the Defendants stand by their objections.").

Defendants frame their Opposition around the contention that they are not required to respond to Plaintiff's discovery requests because "[i]nstead of tailoring discovery to these issues, plaintiff simply marked more than half of his previously prepared interrogatories and requests for production of documents with an asterisk and re-served them, contending these related to transfer and venue." Defs. Opp. at pp. 1-2. On September 2, 2004, Plaintiff served Defendants with a number of interrogatories and requests for production (collectively, "discovery requests"), *including requests relevant to the issues of transfer and venue.*[1] Pursuant to the Court's Order of September 8th and a request by Defendants that he do so, Plaintiff narrowed his previous discovery requests to only include requests directed to the issues of venue and transfer. See Pltfs. Br. at ¶ 4. Despite this, Defendants claim Plaintiff's discovery requests are "disingenuous." Defs. Opp. at p.2. Each of the discovery requests at issue seek information relevant to the identity and location of possible witnesses and documents in this matter and is therefore, relevant to the issue of discretionary transfer of venue. See Pltf. Mtn. at pp. 1-7. Defendants' claim of "disingenuousness" is nothing more than a red herring.

II. SPECIFIC DISCOVERY REQUESTS

A. Interrogatories

- Interrogatories No. 7 and 8

No. 7: Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds after the sale of shares in the fund have been closed.

No. 8: Identify all directors who have voted for or against plans to charge 12b-1 fees to investors wherein other investors in the same fund are charged lesser 12b-1 fees or no 12b-1 fees.

Plaintiff's claims in this case are simple: He is contending that he, along with others who are

---

1

Consistent with Plaintiff's contention that his initial discovery requests included questions specifically tailored to the issues of transfer and venue is the fact that in his opposition to Defendants' motion to transfer venue, Plaintiff requested that he be allowed to conduct discovery before the Court ruled on the issue of transfer.

similarly situated, were improperly charged 12b-1 fees (1) while the fund was closed to new investors, and/or (2) while owners of other classes of the same mutual fund were not charged the same 12b-1 fees. Accordingly, documents in this matter related to the issues of transfer and venue would necessarily involve discovery requests regarding the individuals who were involved in the decisions to charge 12b-1 fees and to whom those fees were remitted under the circumstances described above and in all other discovery requests for which Plaintiff is requesting that the Court compel Defendants' responses. See Pltf. Br. at pp. 3-7; see also Pltf. Mtn. at pp. 1-7.

On the one hand, Defendants contend that interrogatories seven and eight "are not calculated to address the issues of venue and transfer." Defs. Opp. at p. 2. On the other hand, Defendants claim that they have already "provided the names and addresses of potential witnesses in the affidavit of Kevin M. Carome [] attached to their motion to transfer." Id. Defendants thus argue that such interrogatories are not related to the issues of venue and transfer and at the same time argue that they have already provided the requested information. One half of Defendants' position thus acknowledges the relevance of this information. We commend the Defendants for that half. These interrogatories are reasonably calculated to produce information relevant to venue. The motion to compel is due to be granted.

- **Interrogatory No. 9**

> **No. 9: Identify all entities to whom payments have been made from 12b-1 funds collected from members of the proposed class and state the date and amount of each such payment.**

Defendants object to this interrogatory and contend that "[t]his information has absolutely nothing to do with the issues of transfer and venue." Defs. Opp. at p. 3. As noted above, this interrogatory goes directly to the heart of Plaintiff's claims, which, in turn, goes directly to the issues of transfer and venue.

The Complaint asserts, *inter alia*, that "Defendants benefitted from the actions alleged herein because those actions increased management fees received by Defendants. Defendants received substantial fees by charging investors for advertising, marketing and other costs once the fund was closed to investors, and also by charging select groups of investors greater fees than other groups." Pltf. Compl. at ¶16. Based on the foregoing allegations, Plaintiff clearly has an interest in, and a discoverable right, to determine to which entities the allegedly improper 12b-1 fees were remitted. Given that the entities and/or persons to whom these fees have been remitted is the measure of damages in this matter, it is highly relevant where those entities are physically located and where the documents reflecting those decisions are located. Hence, Defendants should be required to answer interrogatory nine.

- **Interrogatories Nos. 10, 11 and 12:**

No. 10: Identify all parties who have made presentations or prepared reports that were presented to the board members that approved implementation or continuation of 12b-1 plans that charged fees to members of the proposed class.

No. 11: Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to fund investors after the distribution of shares in the fund had closed.

No. 12: Identify all person who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to some investors in a fund, but not other investors in the same fund.

Defendants contend that interrogatory no. 10 "does not relate to the issues of venue and transfer and would add nothing to assist this Court in deciding whether or not to transfer." Defs. Opp. at p. 3. Defendants likewise object to interrogatories eleven and twelve. It is highly relevant to the underlying issues in this case who recommended the fees be charged and/or whether those individuals had an interest in the actual imposition of those fees. How can a court decide whether the location of witnesses argues for transfer if the identity of witnesses is withheld? Defendants should be required to answer interrogatories ten, eleven and twelve.

B. **Requests For Production**

- **Requests for Production Nos. 6, 7, 8, 9, 11, 12, 13 and 14:**

  No. 6: Copies of all plans for deduction and payment of 12b-1 fees.

  No. 7: All minutes of board of director meetings wherein 12b- fees were discussed or approved.

  No. 8: All records showing all votes by each director on any vote to adopt or continue plans for 12b-1 fees.

  No. 9: All records and materials presented to directors for consideration relating to adoption or continuation of any 12b-1 plans.

  No. 10: All records of payments to any entity of funds derived from 12b-1fees.

  No. 11: All records that document any alleged benefits flowing to investors of 12b-1 funds charged after the sale of new shares in the fund has been closed.

  No. 12: All records that document any alleged benefits flowing to investors of 12b-1 fees in a fund wherein other classes of investors in the same fund have not been charged the same 12b-1 fees.

  No. 13: All accounting records of 12b-1 charges and payments made from such charges that have been deducted from funds owned by members of the proposed class.

  No. 14: All reports of expenditures of 12b-1 funds collected from members of the proposed class that were prepared as required by 17 C.F.R. §270.12b-1(b)(3)(iii).

Defendants object to the foregoing requests on the unqualified basis that "these documents are simply not relevant to the issues of transfer and venue." Defs. Opp. at p. 4. Defendants further contend that they should not be required to produce the requested documents because they are "of no benefit to the plaintiff and would subject the defendants to unjustified trouble and expense." Id. Defendants' objection to Plaintiffs' requests ignores not only the Court's Order but also ignores the arguments set forth in Plaintiff's motion regarding why these documents should be compelled, including the fact that, Plaintiff's narrowed discovery requests are premised upon *information Defendants are statutorily required to maintain,* as evidenced by 17 C.F.R. §270.12b-1(b)(3)(iii)("the statute"). Pltf. Br. at pp. 5-7 (setting forth, *inter alia,* the relevant portion of the statute). According to the statute, "[a] registered open-end management investment company must preserve copies of any plan, agreement or report made pursuant to this section for a period of not less than six years from the date of such plan, agreements or reports, the first two years in an easily accessible place." Id. Defendants' claim that production of the documents requested above would amount to "unjustified trouble and expense" is without merit in light of the statutory requirement that Defendants maintain these very records, *and are documents that Defendants would have to produce to Plaintiff irrespective of the instant litigation*

Defendants further contend that "[b]y affidavit, [they] have already testified that none of its records are maintained in the Southern District of Georgia and that 'vast bulk of those records are now lodged in the Southern District of Texas.'" Defs. Opp. at p. 4 (citing affidavit of Kevin Carome at ¶7). As Plaintiff noted in his opposition to Defendants' motion to transfer venue and his motion to compel, Defendants' vague, non-specific contention that the "vast bulk" of "records" reside in the Southern District of Texas is not sufficient and is nothing more than an attempt to sidestep the Court's Order allowing Plaintiff to conduct discovery related to the issues of transfer and venue. The affidavit of Mr. Carome upon which Defendants attempt to rely was attached to Defendants' initial motion to transfer venue. Following briefing - including briefing by Defendants, which contained the affidavit of Mr. Carome - and oral argument regarding this issue, the Court *then* ruled that Plaintiff was entitled to conduct discovery. Clearly, the Court recognized that such a statement by Mr. Carome was insufficient to resolve the question of where specific documents reside and whether the documents that are actually housed in Texas are relevant to the issues of transfer and venue. These documents are quite relevant to the issue of venue. Documents can be easily and quickly shipped anywhere. It is probably safe to surmise that Defendants' New York counsel already has copies of these core documents at their midtown Manhattan office. Surely what can go up to New York City can just as easily come down to Augusta. Moreover, the information in these documents may obviate the need for some of the out-of-state witnesses. Defendants should be required to produce the requested documents.

3. CONCLUSION

Defendants' assertion that neither the identify of relevant witnesses nor the core documents are in the least bit relevant to issues of venue is unsupported in law or logic, for Defendants, in essence, argue that nothing other than a defendant's self-serving assertions should be considered in decision of a defendant's motion to transfer.

The motion to compel should be granted.

Respectfully submitted,

John C. Bell, Jr.
BELL & JAMES
Post Office Box 1547
Augusta, Georgia 30903-1547
706/722-2014

K. Stephen Jackson
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203
205/ 252-3535

Andrew P. Campbell
Wendy T. Tunstill
CAMPBELL, WALLER & POER, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209
205/803.0051

COUNSEL FOR PLAINTIFF

CERTIFICATE OF SERVICE

I hereby certify that I have served a copy of the foregoing **PLAINTIFF'S RESPONSE TO DEFENDANTS' OPPOSITION TO PLAINTIFF'S MOTION TO COMPEL DISCOVERY,** upon opposing counsel by depositing same in the United States mail, with proper addressed affixed thereto and address as follows:

Thomas W. Tucker, Esquire
Tucker Everitt Long Brewton & Lanier
P. O. Box 2426
Augusta, GA 30903

Daniel A. Pollack, Esquire
Edward T. McDermott, Esquire
Anthony Zaccaria, Esquire
114 West 47th Street
New York, NY 10036

This 21st day of December, 2004.

John C. Bell, Jr.
Counsel for Plaintiff